UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 2
_______________

International Electronics, Inc.
(Name Of Subject Company (Issuer); Name of Filing Persons (Offeror))

Linear LLC (Parent of Offeror)
Acquisition Sub 2007-2, Inc. (Offeror)
 (Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

459436507
(CUSIP Number of Class of Securities)
_______________

Linear LLC
c/o Nortek, Inc.
50 Kennedy Plaza
Providence, RI  02903
Attention: General Counsel
 (401) 751-1600
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John B. Ayer, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
Fax: (617) 951-7050

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee
$ 11,704,652	$ 2,340.93**

*
Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 1,760,098 outstanding common shares, $0.01 par value, of International Electronics, Inc., for the expected consideration in the tender offer of $6.65 per share.

**
The filing fee for this transaction increased due to an increase in the number of outstanding common shares.  The total fee for the transaction is $2340.93 and was paid in two installments: $2323.42 paid at the initial filing on May 25, 2007 and $17.51 paid at the amended filing on June 26, 2007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 2,340.93
Form or Registration No.:	SC TO-T; SC TO/A
Filing Party:	Linear LLC and Acquisition Sub 2007-2, Inc.
Date Filed:	May 25, 2007, June 26, 2007

*	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

*	issuer tender offer subject to Rule 13e-4.

*	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

1.	NAME OF REPORTING PERSONS Linear LLC[1] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 95-2159070
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
_______________________
1Acquisition Sub 2007-2, Inc. is the direct beneficial owner of 1,562,902 shares.  Acquisition Sub 2007-2, Inc. is a wholly-owned subsidiary of Linear LLC, a California limited liability company (“Linear”), which is a wholly-owned subsidiary of Nortek, Inc. ("Nortek").  Linear and Nortek are indirect beneficial owners of the Shares.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,562,902
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,562,902
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,902
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.8%*
14.		TYPE OF REPORTING PERSON 00

1.		NAME OF REPORTING PERSONS Acquisition Sub 2007-02, Inc.[2] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 26-0161879
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [x]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,562,902
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,562,902
	10.	SHARED DISPOSITIVE POWER -0-
______________________
2See Footnote 1.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,902
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.8%*
14.	TYPE OF REPORTING PERSON 00

1.		NAME OF REPORTING PERSONS Nortek, Inc.[3] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 05-0314991
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [x]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,562,902
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,562,902
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,902
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.8%*
14.		TYPE OF REPORTING PERSON 00
*   The calculation of the percentage is based on 1,760,098 Common Shares being issued and outstanding as of June 22, 2007.

_________________________________________________
3  See Footnote 1.

This Amendment No. 2 (this “Amendment”) amends and supplements Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities Exchange Commission on May 25, 2007 by Acquisition Sub 2007-2, Inc., a Massachusetts corporation (the “Purchaser”), a wholly-owned subsidiary of Linear LLC, a California limited liability company ("Linear"), and Linear, as supplemented and amended by Amendment No. 1 filed on June 26, 2007.  The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding common shares, $0.01 par value (the “Shares”), of International Electronics Inc., a Massachusetts corporation (the “Company”), at a purchase price of $6.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated May 25, 2007, as amended on June 26, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser and Linear.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

 The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 12:00 Midnight, New York City time on Thursday, July 12, 2007.   Following such expiration, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary has advised Linear and the Purchaser that, as of the expiration of the Offer, approximately 1,562,902 Shares were validly tendered and not withdrawn in the Offer, representing 88.8% of the Company’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.  A sufficient number of shares were tendered to satisfy the Minimum Condition set forth in the Merger Agreement.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Acquisition Sub 2007-2, Inc.

Dated: July 13, 2007	By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

Linear LLC

Dated: July 13, 2007	By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer